04045965

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

1 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

SUPPL

RECEIVED
2004 NOV -5 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B – New Issue Announcement
- Declaration of SAINTS Dividend
- Achieving our Vision – Focusing on Local Markets
- Appendix 4E – Profit Announcement
- Full Year Results Presentation

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Dlw 11/8

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank SAINTS**
Date Sent:	6 October 2004

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.3146 per SAINTS to be paid 22 November 2004 with a record date for determination of entitlements of 8 November 2004.

<u>Franking Credit</u> - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

This change in organisation design is a natural next step in the Bank's strategy of differentiation along the lines of outstanding customer service delivery through engaged people. It builds on the platforms established in 2003 and 2004, including the Integrated Sales & Service (ISS) platform, and the Group's enhanced customer relationship management capabilities.

It also represents a further investment in the front line with the pending appointment of Regional General Managers accountable for driving local market businesses.

Ends...

Media

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Responsibilities will be divided between the divisions as follows:

GEM Retail Business **Andrew Thorburn**	**GEM Wealth Management & Retail Financial Services** **Paul Fegan**
Focus on the local markets ▪ Accountable for all customer contact points and distribution channels (including retail branches, contact centres, ATMs, mobile lenders, proprietary financial planners and third party alliances) ▪ Consisting of four geographic areas (Victoria, Queensland, Northern NSW and Southern NSW), each run as a series of local markets ▪ Each geographic area to be led by a GM with a proven track record of business performance, with accountability for the profit and loss of the retail customers across the designated region	**Capability support in service areas** ▪ Accountable for wealth management, retail product development, customer segment management, retail marketing, risk management and operations ▪ Providing service, support, strategic insights, direction and capabilities to Retail Business ▪ Product and customer segments to be run as centres of excellence to focus on improved efficiency and ongoing capability development to enhance the value offered to customers ▪ Linking retail products with wealth products will have the advantage of enhancing product packaging and bundling, particularly for the Group's Gold, Private Bank and Enterprise (Small Business) customer segments

st.george

news release

21 October 2004
RE01104

Achieving our Vision – Focusing on Local Markets

The St.George Group today announced an important change to its organisational model, affecting the Personal Customer and Wealth divisions.

The Personal Customer division, headed up by Group Executive, Andrew Thorburn, is being reshaped to focus entirely on our St.George retail customers and local markets.

From 1 November, the division now renamed **Retail Business** will be accountable for all customer contact points and distribution channels including retail branches, contact centres, ATMs, mobile lenders, proprietary financial planners and third party alliances such as with home loan brokers.

The division will have accountability for total revenue from St.George retail customers and will be run as a series of local markets, recognising that customer needs differ by local markets and that the Group's strategies and relative position differ by local market. This approach is consistent with the highly successful BankSA model.

Under this new structure, the areas of retail product development, customer segment management, retail marketing, risk management and operations will be included in Group Executive, Paul Fegan's portfolio in a division now called **Wealth Management and Retail Financial Services**. This division will provide service, support, strategic insights, direction and capability to **Retail Business** as well as to BankSA.

Linking retail products with wealth products will have the advantage of enhancing product packaging and bundling, particularly for the Group's Gold, Private Bank and Enterprise (Small Business) customer segments.

It is expected that the restructure of **Retail Business** and **Wealth Management and Retail Financial Services** will deliver productivity gains resulting from centralisation of support functions, operations and processing across the two divisions.

It should be noted that Wealth Management businesses (including Sealcorp and Advance Funds Management) will be unaffected and will continue to report to Paul Fegan.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Perpetual note denominated in New Zealand dollars
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 perpetual note

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A perpetual note with a face value of NZ$6.1 million has been issued to St George (Note Issuing Vehicle Only) Pty Limited, a wholly owned subsidiary of St George Bank Limited ("**St George**"). St George (Note Issuing Vehicle Only) Pty Limited (STG(NIVO)) has issued a corresponding perpetual note with a face value of NZ$6.1 million to Foodstuffs Retail Financial Services Limited (FRFSL), on equivalent terms with the perpetual note issued by St George. The perpetual note is issued pursuant to the terms of the joint venture agreement between St George and the Foodstuffs group of companies governing their retail banking alliance in New Zealand more fully described in a notice St.George issued to the ASX on 16 March 2004. Annexure 1 sets out the principal terms of the perpetual notes.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The perpetual notes will not be quoted. The perpetual notes constitute a subordinated and unsecured obligation of St.George. The perpetual notes are not transferable.
5	Issue price or consideration	NZ$6.1 million
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ongoing funding arrangements for the joint venture described in item 3 above. A note was issued previously in December 2002 (face value NZ$19m) and in March 2004 (face value NZ$7.65m).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
513,788,050	Ordinary Shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3	Perpetual notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The perpetual notes do not bear interest nor carry any dividend rights.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ *Securities described in Part 1*

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	*Do the +securities rank equally in all* respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 7 October 2004

(~~Director~~/Company secretary)

Print name: Michael Harold See Bowan

= = = = =

+ See chapter 19 for defined terms.

Annexure 1 - Principal terms of the perpetual notes

1 General Terms

The perpetual notes constitute a subordinated and unsecured obligation of St George Bank Limited ("**St George Bank**").

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by the holder.

St.George Bank was not required to seek security holder approval for the issue of the perpetual note.

St.George Bank did not issue the perpetual note to a particular class of security holders.

The perpetual notes St George (Note Issuing Vehicle Only) Pty Limited (STG (NIVO)), a wholly owned subsidiary of St George Bank, issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or Foodstuffs Retail Financial Services Limited (FRFSL).

2 Redemption events

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;

- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or

- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

3 Conversion formula

On the occurrence of any of the events in paragraphs 2 (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George Bank ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and

- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and

- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y is the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited ("**ASX**") (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**FULL YEAR RESULTS PRESENTATION**
Date Sent:	1 November 2004

I attach slides of a presentation to analysts currently being made by the St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11.30am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Full Year Results 2004

1 November 2004

st.george

Agenda

Result highlights:	**Gail Kelly**
Financial overview:	**Steve McKerihan**
Strategy overview:	**Gail Kelly**

Result Highlights

Gail Kelly
Managing Director

st.george

We have delivered a quality result

- Strong revenue growth
- Costs effectively managed
- Disciplined interest margin management
- Excellent credit quality
- Focused execution of strategy
- Superior earnings performance

Profit result

	FY04	FY03	% Change
Profit available to ordinary shareholders	$717m^	$606m	18.3
Earnings per share*	160.8¢	142.2¢	13.1
Return on equity*	21.4%	20.3%	
Expense to income*	47.5%	49.6%	
Dividend	122¢	95¢	28.4

^After significant items
*Calculated before goodwill amortisation and significant items

Consistent financial performance


NPAT^
$m
800
600
400
200
717
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


EPS*
¢
180
140
100
60
160.8
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


ROE*
%
22
18
14
10
21.4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


Expense/Income Ratio*
%
64
56
48
40
47.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

^After preference dividends and before significant items
*Calculated before significant items and goodwill amortisation

Strong revenue growth


Net-interest income
11.1%
$bn
2.0
1.5
1.0
0.5
1.61
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


Non-interest income
5.3%
$bn
1.0
0.8
0.6
0.4
958
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Total income growth 8.9%

Percentages Sep-03 to Sep-04

Supported by growing business volumes

Total lending*


17.3%
$bn
75
65
55
45
35
70.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Total retail deposits


6.6%
$bn
40
30
20
10
36.1
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

*On and off balance sheet
Percentages Sep-03 to Sep-04

Margin management remains a strength

Net Interest margin



%
3.0
2.8
2.6
2.4
2.2
2.0
1.8
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
2.64
2.52
Average of the 4 Majors*
St.George

- 10 basis points reduction in 2H04
- 8 basis points reduction in FY04

*Domestic margins

Excellent credit quality

Non-accruals/Total receivables


Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.39
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Bad debts/average total receivables stable at 0.21%
- 15 non-accrual loans totalling $19m largest $5m, next largest is $3m*

*Non-accrual loans above $100k

Strong managed funds growth

Total managed funds



25.3%
$bn
24.8
25
20
15
10
5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- SEALCORP funds under administration up 28%
- Advance funds under management up 18%

Percentages Sep-03 to Sep-04

Consistently delivering on targets

	Target	Outcome
EPS Growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS Growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
Cost to Income	Sub 50% by FY04	49.9% in 1H03 47.5% in FY04
Capital	Tier one 7-7.5%	Consistently in range
Credit Quality	Maintain positive differential to the majors	Consistently achieved
Customer Satisfaction	Maintain positive differential to the majors	Consistently achieved

Financial Overview

Steve McKerihan
Chief Financial Officer

st.george

Clean operational result



Group NPAT Performance
$m
900
750
600
450
300
606
Net interest income
161
65
Non-interest income
Equity interests & associates
4
2
Preference dividends
Operating expenses
64
47
Income tax
10
BDD
717
Sep-03
Sep-04

Before significant items

Strong momentum in business volumes

	FY04 $bn	FY03 $bn	Change %	Market Growth %
Total Lending**	70.5	60.1	17.3	14.4^
Retail deposits	36.1	33.9	6.6	7.9^
Managed Funds	24.8	19.8	25.3	15%*

^Source: RBA Bulletin
*Source: ABS Jun-03 to Jun-04
**Includes securitised loan balances and bill acceptances

Effective management of net interest margin



%
Net interest margin FY04 on FY03
2.9
2.8
2.7
2.6
2.5
2.76
0.03
'Free funds'
0.06
Funding mix
0.03
Yield curve
0.02
Lending spreads
2.68
Sep-03
Sep-04

Factors contributing to year on year performance include:

- Lending growing more rapidly than retail deposits
- Widening of the interest rate spread between cash and 90 days
- Retail deposit spreads unchanged due to tactical pricing of directsaver

Effective management of net interest margin



Net interest margin 2H04 on 1H04
%
2.9
2.8
2.7
2.6
2.5
2.74
0.04
'Free funds'
0.03
Lending spreads
0.06
Yield curve
0.06
Retail deposit spreads
0.05
Funding mix
2.64
Mar-04
Sep-04

Factors contributing to half on half performance include:

- Lending spreads widening due to active management of home loan product mix
- Growth in commercial lending volumes
- Pressure on retail deposit spreads including:
  - Stronger growth in high yielding deposit products
  - Adjustment to interest paid on Deeming Accounts
  - Increased competition for direct deposits

Net interest margin management

Features of St.George net interest margin management:

- Commercial lending growth outperforming sector
- Consistent use of securitisation and bill financing
- Home loan product innovation and mix management
- Active management of deposit volumes and mix
- Group wide processes to support margin management

EPS target for FY05 factors in more than 10bp reduction in net interest margin

Underlying momentum in non-interest income

	FY04 $m	FY03 $m	Change %
Product fees and commissions			
- Lending	63	68	(7)
- Electronic Banking	187	182	3
- Deposits and other accounts	218	216	1
Managed funds	197	172	15
Financial markets	61	53	15
Securitisation	84	82	2
Bill acceptance fees	66	48	38
Sale of property	20	25	(20)
Other	62	64	(3)
Total	**958**	**910**	**5**

Before significant item

Underlying momentum in non-interest income

Lending fees

- Lending fees before broker commissions up 12%
- Total broker commissions up due to increased volumes and usage

Managed fund fees

- Increase reflects 20% increase in average fund balances

Electronic banking fees

- Impact of regulatory changes to credit and debit cards $20m over full year
- Underlying electronic banking fees up 14%*

*Before adjustment to interchange fees

Controlling expenses, while investing for the future



Operating Expenses
$m
1400
1350
1300
1250
1200
1278
Sep-03
52
Staff
7
Occupancy
7
Admin.
Deferred expenditure amortisation
13
5
Goodwill amortisation
Computer & equipment
1
1325
Sep-04

Before significant items

Reinvestment driving sustainable growth



$m
1400
1300
1200
1100
1000
1278
Incremental EBB cost savings
20
37
Underlying expense growth
Incremental investment
30
1325
Operating expenses Sep-03
Operating expenses Sep-04*

Incremental investment includes:

- Integrated Sales and Service program
- New teller system
- 61 new middle market relationship managers
- 27 new GOLD relationship bankers
- 60 new staff in Victorian operations
- Additional compliance and risk management expenditure

Targeted EBB cost savings of $80m delivered in FY04

Before significant items. EBB savings based on FY02 costs

Segmental profits: All divisions contributing

	FY04 $m	Change^ %	Cost to income ratio FY04 %	Cost to income ratio FY03 %
Personal Customers	584	10	51.1	52.5
Institutional & Business Banking	381	14	32.9	33.3
BankSA	166	16	45.4	48.3
Wealth Management	107	41	64.1	70.8
Normalised*	100	31	65.7	

^Percentage Sep-03 to Sep-04

*After adjustment for $7m one-off gain from Ascalon seed investment

Deferred expenditure decline continues



Bal. $m
250
200
150
100
50
242
185
171
149
128
103
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

	$m
Sep-03 balance	149
New spend	31
Amortisation	(62)
Sep-04 balance before significant items	118
Write off of computer applications*	(15)
Sep-04 balance	103

*Primarily relates to the bank's front-end lending platform (CLAS)

Prudent level of provisioning


$m
300
250
200
150
100
50
Specific provision
General provision
177
45
132
195
62
133
223
71
152
241
65
176
282
73
209
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- General provision and LMI unearned income of $11m represents 0.52% of RWA
- General provision:
  - up 19%*
  - not tax effected
- Specific provision covers 64% of non-accruals

Provisioning conservative in the light of low risk business mix

*Sep-03 to Sep-04

Market risk well managed

	2H04		1H04	
	High $m	Average $m	High $m	Average $m
Domestic VaR	1.3	0.5	1.1	0.5
FX VaR	0.8	0.3	1.9	0.9
Total room risk	1.5	0.7	1.3	0.6

- Strong experienced team
- Monte Carlo simulation approved by APRA
- VaR measures supplemented by stress tests and other risk metrics

Risk management and compliance

- Risk management framework enhanced in FY04:
  - Improved credit risk grade model
  - New operational risk model
  - Additional staff employed
- BASEL II targets*:
  - Advanced approach for credit risk by 2008^
  - Advanced approach for operational risk by 2009
- IFRS preparations well advanced
- All compliance project costs expensed

*Subject to APRA accreditation
^In accordance with APRA ruling to extend implementation

Active capital management

- Tier one capital 7.3%
- $180m of capitalised expenses deducted from tier one^
- SAINTS tier one capital issue raises $350m*
- $5.7bn of residential loans securitised**
- Dividend reinvestment plan raised $151m of capital
- Internal capital generation expected to match future growth

*$345m after issue costs
^Due to new APRA treatment
**$2bn,$1.5bn and $2.2bn in Feb, Jun and Sep respectively

Sustainable increase in dividend payout



¢
65
55
45
35
25
31
34
38
42
45
50
60
62
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Dividend payout sustainable under IFRS
- Dividends fully franked
- Dividend reinvestment plan continues

Outlook

- Home loan system growth expected to slow
- St.George expects to match home loan system growth
- Demand for middle market credit expected to remain strong
- St.George expects to outperform system growth in middle market lending
- St.George expects revenue momentum and productivity improvements to offset margin pressure

Strategy Overview

Gail Kelly
Managing Director

st.george

Business priorities update

Differentiating on customer service

Management targets

Strategic framework

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

2004: Delivering on our priorities

- Customer service - Integrated program of work underway
- Home loans - Actively managing volumes and mix
- Middle market - Continued high quality growth
- Wealth management - Strong inflows underpinning growth
- Productivity management - Rolling program of efficiency initiatives
- Team - Stable, high quality and aligned
- Victoria - Targeted growth strategy continues

Home Loans: Meeting the challenges

Residential receivables



16.5%
$bn
49.8
50
40
30
20
Sep-01
Sep-02
Sep-03
Sep-04

- 17%* growth in 2H04 exceeded system
- Effective mix management and product innovation
- 43% of new loans sourced from brokers
- Margins stable over year
- Service levels substantially improved

*Annualised
Includes securitised loans
Percentages Sep-03 to Sep-04

Home Loans: Improving retention

Run-off rate*



%
25
20
15
23.9
21.9
18.3
Sep-02
Sep-03
Sep-04

- Focus on service delivery and relationship management
- Repayment schedules impacted by 2003 interest rate rises
- Assisted by product mix and features
- Propensity modelling enhanced
- Retention for broker and proprietary loans similar

*Run-off rate includes contractual repayments, payouts, pre-payments and refinancings

Home Loans: Product mix actively managed

	Receivables		Settlements		
	Sep-04	Mar-04	FY04	FY03	FY02
	%	%	%	%	%
Introductory	2.8	4.7	8.0	20.4	39.9
Portfolio	32.7	32.3	34.7	34.0	30.2
Standard variable and Basic	46.1	45.2	37.3	31.1	21.3
Fixed	12.7	14.1	7.8	9.6	8.6
Low Doc	3.6	1.8	8.5	2.2	0.0
No deposit	1.5	1.4	2.8	2.1	0.0
Seniors Access	0.6	0.5	0.9	0.6	0.0
Total	100.0	100.0	100.0	100.0	100.0

Home Loans: Credit quality outstanding

Total mortgage portfolio

- LVR of mortgage book is 35%
- LVR of mortgages written in FY04 is 67%

Low doc mortgages

- Credit approvals and processes managed centrally
- Full valuations required on all 'low doc' loans with LVR > 50%
- Additional evidence of serviceability required eg. bank statements
- All low doc loans above 60% LVR mortgage insured, LVR limited to 80%
- Pricing for risk through higher LMI and additional interest margin

Percentages Sep-03 to Sep-04

Middle Market: High quality growth

Total middle market receivables



24.1%*
$bn
12.0
10.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

Impaired assets/ total middle market receivables



%
0.8
0.6
0.4
0.2
0.0
0.15
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- 67% of new business sourced from existing customers
- 90% of new business sourced from 6 target industries
- Growth and margins maintained despite increased competition

*Percentages Sep-03 to Sep-04
Middle market segment criteria unchanged

Middle Market: Growing customer relationships

Products per customer



%
8.5
7.0
5.5
4.0
2.5
2.9
5.8
3.2
6.4
3.4
6.5
3.5
6.7
3.9
7.2
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Total IBB
KARM Customers*

Market share^



%
6.5
6.0
5.5
5.0
4.5
4.0
4.2
4.5
4.9
5.2
5.5
5.8
6.3
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03
Jan-04
Aug-04

*KARM – Key account relationship management
^East & Partners Ltd – Australian Commercial Transaction Banking Markets

Middle Market: Focus on relationship model


Relationship management
%
100
75
50
25
0
65
89
66
82
79
85
19
2
Satisfaction with Relationship Manager^
Willingness to recommend^
Propensity to acquire next product^
Expected churn**
Average of Majors
St.George

- Superior relationship model
- Deep understanding of customer needs
- Significant investment in staff development and ISS program
- Named* 'Business Bank of the Year'

*CFO magazine 2004
^Source: Jones Donald Customer Satisfaction Survey Aug-04
**East & Partners - Australian Mid-Corporate Transaction Banking Markets as at Sep-04

Wealth Management: An outstanding year

- All businesses contributing strongly
- Clean, focused portfolio
- Innovatively broadening distribution with tied, aligned and independent planners and 3rd party distribution
- Ongoing investment in new products and services
- A strong culture of risk management and compliance

SEALCORP: Profitable growth

Funds under administration



$bn
20
18
16
14
12
10
28%
18.3
Sep-01
Sep-02
Sep-03
Sep-04

- ASGARD top 3 for fund flows*
- Strong inflows from St.George planners and 3rd party distribution
- Wrap funds under administration increased to $2.5bn
- Mastertrust experiencing steady growth and stable margins
- ASGARD Elements launched Apr-04

Percentages Sep-03 to Sep-04
*12 months to Jun-04 Source: Plan for Life

SEALCORP: Strong net inflows



Platform net inflows
$bn
3
2
1
0
-1
Westpac/BT
CBA/Colonial
St.George/ASGARD
Macquarie
AMP
AXA
NAB/MLC
Mercer
Skandia
Oasis
ANZ/ING
AON
TOWER
Aviva
IOOF
Year to Jun-04
Year to Jun-03

Source: Plan for Life Quarterly Jun-04

GOLD: Strategically targeted growth

Number of customers



(k)
200
150
100
50
0
64
80
106
138
154
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Scaleable business model - leveraging branch network with dedicated contact centres
- Capturing broker-introduced business
- Customer retention remains high at 98%
- Customer acquisition focus in Victoria and Queensland

Figures and percentages Sep-03 to Sep-04

GOLD: Increasing satisfaction and advocacy

Overall Satisfaction of GOLD Customers



%
100
75
50
25
0
68
66
76
76
77
78
80
"More than Happy"
12
14
18
18
17
19
23
"Absolutely Delighted"
May-01
Sep-01
Mar-02
Sep-02
Ju1-03
Dec-03
Jun-04

Source: Jones Donald Customer Satisfaction Survey Aug-04

Interstate growth strategy

Victoria – targeted growth, steady build

- 25% growth in lending
- Business lending pipeline strong
- Measured build of infrastructure and capability
  - 6 new sites opened
  - 8 additional sites planned
- Customer satisfaction 83%, up from 71% since Sep-03

Queensland – new area of focus

- General Manager appointed
- Additional investment planned

Targeted customer segment approach

Percentages Sep-03 to Sep-04

Integrated Sales and Service

ISS program



Achievements
Ongoing mISSion phases
mISSion 3
Refine and deepen
mISSion 2
Strengthen and expand
mISSion 1
Building the foundation
2003
2004
2005

mISSion 2 & 3 – Launched FY04

- Strong sales and service platform in place across network
- Uplift in leads, sales and service outcomes

- 1 in 4 banking customers 'absolutely delighted'
- 50% increase in 'absolutely delighted' customers since Oct-00

'Absolutely delighted' metrics sourced from Jones Donald Customer Satisfaction Survey Aug-04

Business priorities update

Differentiating on customer service

Management targets

Our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

2004: Key insights

- Engaged staff is the first and fundamental step
- Differentiation lies in customer experience, not product or price
- Satisfaction is important, but customer advocacy is more powerful
- Need to improve ‘base’ level of service for all customers and differentiate further for target customers
- Customer needs are best served through ‘local market’ approach
- Practical, actionable CRM is a key enabler

2004: A year of further investment

Key initiatives include:

- Integrated sales and service (mISSion 1, 2 and 3)
- Enhanced relationship management focus - middle market and GOLD
- Leadership and management development accelerated
- New recruitment and selection model for front line
- Branch process simplification – frontline capacity boosted by equivalent of 150 FTEs
- New teller system – 100% deployed
- Major improvements to mortgage processes
- Significant enhancement to contact centre processes

2005: Continuing the investment agenda

- New organisational model accelerates front-line ownership and empowerment, driving ‘local market’ strategy
- Redesign of processes – improving the service levels for all customers
- Actionable CRM – step change in capability
- Enhancing middle market strategy through ‘Best Business Bank’ program
- Continued expansion in Victoria and Queensland
- Investing in the Brand

Actionable customer relationship management



Sep-04
Sep-05
Lead Management System
'ENACT' frontline ISS software
Comprehensive data warehouse
Integrated Sales and Service program
Segment marketing
New teller platform
'One customer view'
Simple screen display of key customer data
Cross-channel view of customer interactions
Events/needs based marketing
Improved customer service through real time interaction
Integrated leads management and referral system

Business priorities update

Differentiating on customer service

Management targets

Targets: FY05 and FY06

EPS growth FY05	10%
EPS growth FY06	Double digit
Cost to income	Continuing sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

In conclusion

- A superior earnings performance
- Focused execution of strategy
- Customer service journey taken to the next level
- Confidence in the future

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au